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                             April 13, 2021

       Maja Spalevic
       Chief Financial Officer
       Bespoke Capital Acquisition Corp.
       3rd Floor
       115 Park Street
       London, W1K 7AP
       United Kingdom

                                                        Re: Bespoke Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-254260

       Dear Ms. Spalevic:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed March 15, 2021

       Selected Defined Terms, page xiv

   1. Please revise this section to ensure that the meaning of each defined term is provided within the prospectus
itself. For example, but without limitation, the defined terms "Base
                                                        Merger Consideration
Amount" and "Remaining Cash Amount" include in their
                                                        definitions the term
"Series B Preference Amount" which itself refers readers to the transaction agreement
for its definition. However, a review of the transaction agreement reveals that the term
"Series B Preference Amount" is defined on page A-A-14 by two additional defined
terms - "Series B Bullet Payment" and "Target Return" - which are themselves found in the
"Amended and Restated Articles of Incorporation of the
 Maja Spalevic
FirstName   LastNameMaja   Spalevic
Bespoke Capital  Acquisition Corp.
Comapany
April       NameBespoke Capital Acquisition Corp.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
         Company."
Questions and Answers about the Transactions, page 1

2. Please add a new Q&A to disclose and quantify the interests each of BCAC's sponsor, current officers and directors. Please disclose and quantify the return they will receive on their initial investment. Also, provide similar disclosure in the Summary beginning on page 8 about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.
What will VWE Shareholders Receive in the Merger, page 2

3. Refer to the first Q&A on page 2. So that shareholders may better understand the consideration to be received following consummation of the transactions, please include a table in an appropriate location of the prospectus that quantifies in separate columns a range of potential values shareholders can expect to receive of each of the Per Share
         Merger Consideration (less the Per Share Adjustment Escrow Deposit), the Per Share
         Adjustment Escrow Release and the Per Share Earnout Shares based on a range of assumptions regarding the component variables of each of the aforementioned terms, including, without limitation, (i) the number of shares of VWE capital stock outstanding immediately prior to the effective time (excluding excluded shares);
(ii) the Merger
         Consideration and its sub-components, including the Base Merger Consideration and
         Estimated Merger Consideration Amount and each of such terms' sub-components that are needed to calculate such amounts and (iii) any other assumptions that are required in order to quantify the Per Share Merger Consideration (less the Per Share Adjustment Escrow
         Deposit), the Per Share Adjustment Escrow Release and the Per Share Earnout
         Shares. Include footnote or narrative disclosure following the table that indicates the specific, quantified assumptions underlying the calculations of each sub-component's and component's values comprising the assorted merger consideration, escrow release and earnout values disclosed in the illustrative range. Also provide a column that identifies the dollar value of such per share values based on share prices as of the most recent practicable date.
Do BCAC Shareholders Have Redemption Rights?, page 4

4. With a view towards disclosure, please advise what consideration was given to including in the prospectus a more detailed discussion of the procedures for redemption similar to that which the prospectus indicates "will be described detail" in the BCAC Canadian circular and BCAC Canadian prospectus to be delivered to BCAC shareholders in connection with the BCAC special meeting. Include a discussion of the anticipated timing of both the special meeting and the shareholder redemption window relative to the effectiveness of the registration statement on Form S-4 as well as the value of such information to the investment decision applicable to the transactions covered by the registration statement.
 Maja Spalevic
FirstName   LastNameMaja   Spalevic
Bespoke Capital  Acquisition Corp.
Comapany
April       NameBespoke Capital Acquisition Corp.
       13, 2021
April 313, 2021 Page 3
Page
FirstName LastName
Q. What Happens to the Funds Deposited in the BCAC Escrow Account, page 4

5. You disclose that in connection with the transactions, funds in the escrow account will be used to repay certain indebtedness of VWE. Please disclose the anticipated amounts of the funds in the escrow account to be used to repay indebtedness and a description of the indebtedness to be repaid.
BCAC's Reasons for the Merger, page 21

6. Refer to the fifth bullet point on page 22. Please expand the disclosure to provide support for the claim that the combined company will have "approximately $1 billion of acquisition capacity."
Reconciliation of Non-GAAP Measures, page 36

7. We note your various non-GAAP measure adjustments included in your reconciliation on page 37. Please expand your footnote disclosure to provide discussion of various adjustments that are not elements of EBITDA, similar to the footnote you provided for the
         "Taint provision."
The New VWE Holdco articles of incorporation will provide that the Second Judicial District
Court in the State of Nevada, page 63

8. Please revise to make your disclosure here and on page 284 consistent with the exclusive forum provision in your form of articles of incorporation included as Annex B.
         Also, please revise to clarify what you mean by the statement here that the provision does not "preclude or contract" the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Further, additional provisions designated as (1) and (2) relating to deemed consent regarding personal jurisdiction and service of process are included in the form of articles of incorporation but are not disclosed.
Management Compensation, page 92

9. Please revise to quantify the amount of out-of-pocket expenses and other reimbursements incurred by your BCAC executive officers, directors, and their respective affiliates as of a recent practicable date and provide similar disclosure in the Q&A beginning on page
         1 and the Summary beginning on page 8.
The Transaction Agreement, page 227

10. Notwithstanding that the representations, warranties, and covenants in the transaction agreement filed with the consent solicitation statement/prospectus constitute public disclosure for purposes of the federal securities laws, you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the transaction combination agreement are required to make the statements
 Maja Spalevic
FirstName   LastNameMaja   Spalevic
Bespoke Capital  Acquisition Corp.
Comapany
April       NameBespoke Capital Acquisition Corp.
       13, 2021
April 413, 2021 Page 4
Page
FirstName LastName
         in the consent solicitation statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the transaction agreement, you have provided corrective disclosure in the consent solicitation statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the transaction agreement disclosures.
Material U.S. Federal Income Tax Cconsiderations, page 246

11. Please delete the term "certain" from the first sentence of this section.
12. We note your statement in the first paragraph of this section that your disclosure is a discussion of material federal income tax considerations of the domestication and it appears from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(8) tax opinion provided by you should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III
         of Staff Legal Bulletin No. 19.

Effect of the Domestication to U.S. Holders, page 248

13. We note your statement in this section that it is intended that the domestication qualify as an F Reorganization. Please revise to address the material federal income tax consequences of the transaction and state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement.
Item 21. Exhibits and Financial Statement Schedules, page II-4

14. Please refile exhibit 2.1 and 10.21 to include on the first page of each redacted exhibit the legend required by Item 601(b)(2)(ii) and 601(b)(10)(iv). Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Transaction Agreement listed as exhibit 2.1. Refer to Item 601(a)(5) of Regulation S-
         K. We also note that there are no brackets indicating information is omitted in Exhibit
         10.21. Please ensure that brackets are used in every instance where information is omitted.
General

15. Please advise us of the timing of the registrant's distribution of the BCAC Canadian circular. Please also advise us whether conforming changes to the BCAC Canadian
 Maja Spalevic
Bespoke Capital Acquisition Corp.
April 13, 2021
Page 5
         prospectus and BCAC Canadian circular will be made to reflect changes made to the
         Form S-4 prospectus in response to staff comments.
16. Refer to the penultimate paragraph of the first page of the "Letter to Our Shareholders."
         Revise to specify the date of the BCAC special meeting. Also revise the second sentence to clarify the intended statement regarding the notice of the BCAC special meeting. With a view towards providing clarifying disclosure in the prospectus, please also advise what information regarding the transactions will be included in the BCAC Canadian circular and explain the purpose of the "prospectus prepared in accordance with the rules of
         the...TSX."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.



FirstName LastNameMaja Spalevic                              Sincerely,
Comapany NameBespoke Capital Acquisition Corp.
                                                             Division of
Corporation Finance
April 13, 2021 Page 5                                        Office of
Manufacturing
FirstName LastName